Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated February 10, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on February 10, 2006, entitled "More gas in Kvitebjørn".

More gas in Kvitebjørn

Recoverable reserves in the Statoil-operated (OSE: STL, NYSE: STO) Kvitebjørn field in the North Sea have been upgraded by 50 per cent in relation to the estimation in the plan for development and operation (PDO).

In terms of volume, this represents 29 billion cubic metres of natural gas and roughly 70 million barrels of condensate. The reason for the adjustment of the reserve estimation is that there is more condensate and gas in the reservoir than assumed. "It is good news that new data shows that the reservoir is shallower, larger and of better quality than expected," says Sigurd Geir Amland, operations vice president for Troll Gas and Kvitebjørn. "A find in the Cook formation has also made a positive contribution."

The Kvitebjørn gas is sent ashore for treatment at Kollsnes near Bergen. The dry (sales) gas is sent through the transport network to the European market, while the NGL is sent on to the Vestprosess plant at Mongstad north of Bergen for fractionation to propane, butane and naphtha. This increase in reserves thereby entails more than just extending the lifetime of the Kvitebjørn field.

"The upgrading will have positive spin-offs for the whole value chain of Kvitebjørn, Kollsnes, Vestprosess and Mongstad," says Mr Amland. He also mentions specially the excellent work done by the Kvitebjørn organisation.

"Kvitebjørn was Statoil's first high pressure/high temperature (HPHT) field, and the project was delivered on time and to budget." The field has been on stream since the autumn of 2004 and now delivers at peak 20.7 million cubic metres of gas per day from seven wells. This is the first time that the Kvitebjørn reserves have been updated since the PDO was submitted in 2001. Reserves were estimated at that time to be 52 billion cubic metres of gas and 135 million barrels of condensate. These reserves are not recorded with the US Securities and Exchange Commission (SEC). The Kvitebjørn licensees are Statoil with 43.55 per cent, Petoro 30 per cent, Hydro 15 per cent, Total 5 per cent and Enterprise Oil Norge with 6.45 per cent.

For further information:
Lars Troen Sørensen, senior vice president for investor relations, +47 90 64 91 44
Harald Schjelderup, public affairs manager, +47 95 70 94 35

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: February 10, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer